UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

500.COM LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.00005 par value per share

(Title of Class of Securities)

338829R100

(CUSIP Number)

Tsinghua Unigroup International Co., Ltd.

F10 Unis Plaza

Tsinghua Science Park

Haidian District, Beijing, PRC 100084

Attention: JIA Shaoxu

Telephone: (86) 18610439100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304

Attention: Charles C. Comey, Esq.

Telephone: (650) 813-5723

June 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 338829R100	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup International Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,520,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,520,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,520,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.90%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup Capital Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,520,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,520,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,520,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.90%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsinghua Unigroup Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,520,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,520,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,520,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.90%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 338829R100	Page 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhao Weiguo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,520,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,520,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,520,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.90%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by each of the Reporting Persons on July 10, 2015, as amended pursuant to the Schedule 13D/A filed with the SEC on March 21, 2016 (“Amendment No. 1”), the Schedule 13D/A filed with the SEC on December 1, 2016 (“Amendment No. 2”), the Schedule 13D/A filed with the SEC on December 12, 2016 (“Amendment No. 3”), the Schedule 13D/A filed with the SEC on May 16, 2017 (“Amendment No. 4”), and the Schedule 13D/A filed with the SEC on June 1, 2017 (“Amendment No. 5”) relating to the Class A Ordinary Shares, $0.00005 par value per share (“Class A Shares”), of 500.com Limited, a Cayman Islands corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D as supplemented and amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Item 2 of the Schedule 13D and Item 5 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 3.

The aggregate number of Class A Shares beneficially owned by the Reporting Persons is 96,520,520 (the “Shares”), consisting of 63,500,500 Class A Shares and 3,302,002 ADSs representing 10 Class A Shares each. The source of the funds used to purchase the Shares is working capital of the Reporting Persons.

In June 2015, TU International purchased 63,500,500 of the Shares from the Issuer in a private placement for a price per Class A Ordinary Share of US$1.95 for which the aggregate consideration of approximately $123.8 million has been paid.

In a series of open market purchases as set forth in Item 5(c) of Amendment No. 1, which is incorporated herein by reference, TU International purchased an aggregate of 407,125 ADSs representing 4,071,250 Class A Shares with an aggregate purchase price of $6,155,125.92.

In June 2016 in a series of open market purchases, TU International purchased an additional 6,413 ADSs representing 64,130 Class A Shares with an aggregate purchase price of $104,323.57.

In November 2016, as set forth in Item 5(c) of Amendment No. 2, which is incorporated herein by reference, TU International purchased an aggregate of 253,525 ADSs representing 2,535,250 Class A Shares with an aggregate purchase price of $3,382,926.87.

In December 2016, as set forth in Item 5(c) of Amendment No. 3, which is incorporated herein by reference, TU International purchased an aggregate of 460,224 ADSs representing 4,602,240 Class A Shares with an aggregate purchase price of $6,163,502.90.

In a series of open market purchases as set forth in Item 5(c) of Amendment No. 4, which is incorporated herein by reference, TU International purchased an aggregate of 483,474 ADSs representing 4,834,740 Class A Shares with an aggregate purchase price of $5,474,769.35.

In a series of open market purchases as set forth in Item 5(c) of Amendment No. 5, which is incorporated herein by reference, TU International purchased an aggregate of 1,127,997 ADSs representing 11,279,970 Class A Shares with an aggregate purchase price of $10,456,091.77.

In a series of open market purchases as set forth in Item 5(c) of this Amendment No. 6, which is incorporated herein by reference, TU International purchased an aggregate of 572,614 ADSs representing 5,726,140 Class A Shares with an aggregate purchase price of $5,312,805.75.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Shares in this Statement are based upon the 333,993,382 Class A Shares outstanding as of March 31, 2017 based on the Issuer’s Form 6-K filed May 10, 2017. TU International is the record holder of the Shares. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns shares held by any other Reporting Person.

TU International beneficially owns the Shares, which represents approximately 28.90% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

TU Capital, as the direct parent company of TU International, may also be deemed to beneficially own the Shares.

TU, as an indirect, but controlling, parent company of TU International, may also be deemed to beneficially own the Shares.

Zhao Weiguo, who is the Chairman of the Board of TU and a director of each of TU Capital and TU International and in such capacity possesses the decision making power of TU, TU Capital, and TU International with respect to the voting and disposition of securities beneficially owned and as a result may also be deemed to beneficially own the Shares.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, the Shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those Shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) Each of TU, TU Capital, TU International and Zhao Weiguo may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

(c) The following transactions have been effected via public market purchases by TU International of the Issuer’s securities since the filing of Amendment No. 5:

Trade Date	Amount of ADSs	Average Price Per ADS
6/02/2017	429,606	$9.27
6/05/2017	22,800	$9.18
6/06/2017	120,208	$9.34

(d) Not applicable.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.	Joint Filing Agreement, dated July 7, 2015, among the Reporting Persons (incorporated by reference to the Schedule 13D dated July 10, 2015).

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated June 9, 2017

Tsinghua Unigroup International Co., Ltd.

By:	/s/ JIA Shaoxu
Name: JIA Shaoxu
Title: Attorney-in-Fact

Tsinghua Unigroup Co., Ltd.

By:	/s/ JIA Shaoxu
Name: JIA Shaoxu
Title: Attorney-in-Fact

Tsinghua Unigroup Capital Management Co., Ltd.

By:	/s/ JIA Shaoxu
Name: JIA Shaoxu
Title: Attorney-in-Fact

/s/ JIA Shaoxu
JIA Shaoxu, for and on behalf of
ZHAO Weiguo by power of attorney